UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ELIZABETH ARDEN, INC.

(Name of Subject Company (Issuer))
NIGHTINGALE ONSHORE HOLDINGS L.P.
NIGHTINGALE OFFSHORE HOLDINGS L.P.
(Names of Filing Persons (Offerors))
NIGHTINGALE GP LLC
(Names of Filing Persons (General Partner of Offerors))
RHÔNE CAPITAL IV L.P.
(Names of Filing Persons (Other Person))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE	28660G106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Nightingale Onshore Holdings L.P.
Nightingale Offshore Holdings L.P.
c/o Rhône Capital IV L.P.
630 Fifth Avenue, Suite 2710
New York, New York 10111
Attention: M. Allison Steiner
(212) 218-6700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Trevor S. Norwitz
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
CALCULATION OF REGISTRATION FEE

Transaction Valuation	Amount of Filing Fee
$109,514,221(1)	$14,105.44	(2)

(1)
  Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 6,442,013 shares of Elizabeth Arden, Inc. common stock by $17.00 per share, which is the offer price.
(2)
  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014, issued August 30, 2013, equals $128.80 for each $1,000,000 of the value of the transaction.
☐
  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a

☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
  Third-party tender offer subject to Rule 14d-1
☐
  Issuer tender offer subject to Rule 13e-4.
☐
  Going-private transaction subject to Rule 13e-3.
☐
  Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. (together, “Purchasers”) to purchase up to 6,442,013 shares, constituting approximately 20% of the outstanding shares, of common stock, par value $0.01 per share (the “Shares”), of Elizabeth Arden, Inc., a Florida corporation (the “Company”) (including Shares underlying warrants held by the Purchasers), as of the date and time of the expiration of the offer, at a purchase price of $17.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
This Schedule TO is being filed on behalf of Purchasers, Nightingale GP LLC, and Rhône Capital IV L.P. Nightingale GP LLC is the general partner of Purchasers. All of the limited partnership interests in Purchasers are owned, directly or indirectly, by certain investment funds controlled by Rhône Capital IV L.P.
All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO. The Securities Purchaser Agreement dated as of August 19, 2014, by and among Purchasers and the Company, and the Shareholders Agreement, dated as of August 19, 2014, by and among Purchases and the Company, are incorporated by reference into Items 4, 5, 6, 8 and 11 of this Schedule TO.
Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
Item 1.
  Summary Term Sheet.
Regulation M-A Item 1001.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.
  Subject Company Information.
Regulation M-A Item 1002.
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Elizabeth Arden, Inc., a Florida corporation. The Company’s principal executive offices are located at 2400 S.W. 145 Avenue, Miramar, Florida 33027. The Company’s telephone number at such address is (954) 364-6900.
(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of the Company. Based upon information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Company, 29,811,655 Shares were issued and outstanding as of August 21, 2014. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.
(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares” is incorporated herein by reference.
Item 3.
  Identity and Background of Filing Person.
Regulation M-A Item 1003.
(a)-(c) This Schedule TO is filed by Purchasers, Nightingale GP LLC and Rhône Capital IV L.P. The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning Purchasers, Nightingale GP LLC and Rhône Capital IV L.P.” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.
  Terms of the Transaction.
Regulation M-A Item 1004.
The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.
  Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005.
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Purchasers, Nightingale GP LLC and Rhône Capital IV L.P.,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “Material Agreements” is incorporated herein by reference.
Item 6.
  Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006.
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company” and “Material Agreements” is incorporated herein by reference.
Item 7.
  Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007.
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Background of the Offer; Past Contacts or Negotiations with the Company” and “Source and Amount of Funds” is incorporated herein by reference.
Item 8.
  Interest in Securities of the Subject Company.
Regulation M-A Item 1008.
The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Purchasers, Nightingale GP LLC and Rhône Capital IV L.P.,” “Purpose of the Offer; Plans for the Company” and “Material Agreements” is incorporated herein by reference.
Item 9.
  Persons/Assets Retained, Employed, Compensated or Used.
Regulation M-A Item 1009.
The information set forth in the sections of the Offer to Purchase entitled “Introduction” and “Fees and Expenses” is incorporated herein by reference.
Item 10.
  Financial Statements.
Regulation M-A Item 1010.
Not applicable.
Item 11.
  Additional Information.
Regulation M-A Item 1011.
(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Purchasers,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “Material Agreements” is incorporated herein by reference.
(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” is incorporated herein by reference.
(a)(4) None.
(a)(5) None.
(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12.
  Exhibits.
Regulation M-A Item 1016.

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase, dated August 27, 2014.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Summary Newspaper Advertisement as published in The New York Times on August 27, 2014.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)
Securities Purchase Agreement, dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(2)
Articles of Amendment to the Amended and Restated Articles of Incorporation of Elizabeth Arden, Inc. Designating Series A Serial Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(3)	Form of Warrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.
(d)(4)
Shareholders Agreement dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
  Filed herewith.
Item 13.
  Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 27, 2014

NIGHTINGALE ONSHORE HOLDINGS L.P.
By:	NIGHTINGALE GP LLC,
its General Partner
By:	/s/ Franz-Ferdinand Buerstedde
Name: Franz-Ferdinand Buerstedde
Title: Manager
NIGHTINGALE OFFSHORE HOLDINGS L.P.
By:	NIGHTINGALE GP LLC,
its General Partner
By:	/s/ Franz-Ferdinand Buerstedde
Name: Franz-Ferdinand Buerstedde
Title: Manager
NIGHTINGALE GP LLC
By:	/s/ Franz-Ferdinand Buerstedde
Name: Franz-Ferdinand Buerstedde
Title: Manager
RHÔNE CAPITAL IV L.P.
By:	RHONE HOLDINGS IV L.L.C.,
its General Partner
By:	/s/ Franz-Ferdinand Buerstedde
Name: Franz-Ferdinand Buerstedde
Title: Authorized Signatory

Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase, dated August 27, 2014.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Summary Newspaper Advertisement as published in The New York Times on August 27, 2014.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)
Securities Purchase Agreement, dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(2)
Articles of Amendment to the Amended and Restated Articles of Incorporation of Elizabeth Arden, Inc. Designating Series A Serial Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(3)	Form of Warrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.
(d)(4)
Shareholders Agreement dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
  Filed herewith.